UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 26, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Discover Bank
File No. 33-54804

Discover Card Master Trust I
File No. 0-23108

Discover Card Execution Note Trust
File No. 333-141703-02

CF#31976

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Discover Bank, Discover Card Master Trust I and Discover Card Execution Note Trust submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 7, 2015.

Based on representations by Discover Bank, Discover Card Master Trust I and Discover Card Execution Note Trust that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1 through January 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary